April 28, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Valeria Franks
Suying Li
Cara Wirth
Donald Field

	Re:	SciSparc Ltd.
Amendment No. 3 to Registration Statement on Form F-4
Filed on March 11, 2025
File No. 333-282351

Ladies and Gentlemen:

On behalf of SciSparc Ltd. (the “Company” or “SciSparc”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 25, 2025 (the “Comment Letter”), with respect to Amendment No. 3 to Registration Statement on Form F-4 filed with the Commission by the Company on March 11, 2025 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is hereby filing Amendment No. 4 to the Registration Statement (the “Amended Filing”) through EDGAR.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below to each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement and page references in the responses refer to the Amended Filing. Unless otherwise indicated, capitalized terms herein have the meanings assigned to them in the Amended Filing.

Amendment No. 3 to Registration Statement on Form F-4 Filed March 11, 2025

Unaudited Pro Forma Condensed Combined Financial Information, page 220

1.	You disclose on page 139 that your shareholders will be asked to approve a framework to allow the SciSparc board of directors, in its discretion, to effect one or more reverse splits of SciSparc’s issued and outstanding ordinary shares, within 18 months from the Special Meeting, at a range of up to a ratio of 1:100. Please tell us your considerations for reflecting this reverse stock split in your pro forma financial statements. If the reverse stock split is structured in such a manner that significantly different results may occur, provide additional pro forma presentations which give effect to the range of possible results. Refer to Rules 11-01(a)(8) and 11-02(a)(10) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Company’s board of directors approved a general framework for a reverse share split, which is subject to the approval of the Company’s shareholders at the Special Meeting. Following the approval by the Company’s shareholders, before any reverse share split is effected, the board of directors will be required to approve the exact ratio of the reverse share split and the effectiveness date. The board of directors may also elect not to effect any reverse share splits. Therefore, the reverse share split is not reflected in the pro forma financial statements. The Company further notes that the structure of the reverse share split will not cause significantly different results to occur. The pro forma financial statements and total merger consideration will not be affected from the occurrence of a reverse share split, other than with respect to the number of shares outstanding.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss, page 222

2.	You state on page 220 that your unaudited pro forma condensed combined statements of comprehensive loss for the year ended December 31, 2023 and for the six month period ended June 30, 2024 give effect to the acquisition as if it had been completed January 1, 2023. Please tell us your basis to present the transaction accounting adjustment 4(c) to record the income statement impact of the difference between the estimated acquisition consideration to be paid and the net equity of AutoMax as of June 30, 2024 in the six month period ended June 30, 2024, when you have already reflected this income statement impact in your unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2023.

Response: The Company respectfully acknowledges the Staff’s comment, and notes that note 4(c) included a clerical error which stated that the transaction accounting adjustment recorded the income statement impact of the difference between the estimated acquisition consideration to be paid and the net equity of AutoMax as of June 30, 2024 in the six month period ended June 30, 2024, instead of the year ended December 31, 2023. The Company has revised page 221 and refiled the pro forma condensed combined financial statements and notes thereto to reflect December 31, 2024, and removed the clerical error noted by the Staff.

General

3.	We note that you have entered into an additional loan agreement and deed of assignment. Please revise to add a Question and Answer regarding the terms of each and the ongoing payment obligations by AutoMax, both before and after consummation of the Merger.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page iv of the Amended Filing to include a question and answer titled “What are AutoMax’s payment obligations under the loan agreements?” which includes a description of the terms of each loan agreement, and the ongoing payment obligations by AutoMax, both before and after the consummation of the Merger.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +972-50-552-1058 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Oz Adler
Oz Adler Chief Executive Officer
SCISPARC LTD.

cc:
Shachar Hadar, Meitar | Law Offices
Matthew Rudolph, Meitar | Law Offices
Oded Har-Even, Sullivan & Worcester LLP
Howard Berkenblit, Sullivan & Worcester LLP

3